Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2009 JUN -4 A 1:39

2 June 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

09046295

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 1 June 2009 which we released to The Stock Exchange of Hong Kong Limited on 1 June 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl

dlw 6/5

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

REDESIGNATION OF DIRECTOR AND APPOINTMENT OF CHIEF EXECUTIVE OFFICER

The Board of Directors of Shangri-La Asia Limited announces that Mr Kuok Khoon Loong, Edward is redesignated as a Non-Executive Director of the Company with effect from 1 June, 2009 and Mr Kuok Khoon Ean, the Chairman of the Company, will assume the role of Chief Executive Officer.

The Board of Directors of Shangri-La Asia Limited ("Company") announces that Mr Kuok Khoon Loong, Edward is redesignated as a Non-Executive Director of the Company with effect from 1 June, 2009 and Mr Kuok Khoon Ean will assume the role of Chief Executive Officer in addition to his current role as Chairman of the Company with effect from the same date.

Set out below are brief particulars of Mr Kuok Khoon Loong, Edward:

Mr Kuok Khoon Loong, Edward, aged 56, was appointed as an Executive Director of the Company in March 2003 and was appointed as the President and Chief Executive Officer of the Company in April 2008. He is also a director of various subsidiaries of the Company. He was previously the Chairman of the Company and of Kerry Properties Limited (listed on The Stock Exchange of Hong Kong Limited ("HKSE")) and a Director of Allgreen Properties Limited (listed on the Singapore Exchange Securities Trading Limited). Mr Kuok is also the Chairman of Shang Properties, Inc. (listed on the Philippine Stock Exchange, Inc.) and the Vice Chairman of Kerry Holdings Limited, a substantial shareholder of the Company. He has a Master's degree in Economics from the University of Wales. Mr Kuok is the cousin of Mr Kuok Khoon Ean and of Ms Teo Ching Leun, the Company Secretary of the Company.

As at the date of this Announcement, Mr Kuok Khoon Loong, Edward has a personal interest in 1,032,222 shares and share options in respect of a total of 100,000 shares granted under the share option scheme of the Company within the meaning of Part XV of the Securities and Future Ordinance.

As a Non-Executive Director of the Company, Mr Kuok Khoon Loong, Edward is entitled to a Director's fee of HK$150,000. No service contract will be entered into between the Company and Mr Kuok as a Non-Executive Director.

Save as disclosed above, there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Rules Governing the Listing of Securities on the HKSE.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 1 June, 2009

As at the date of this announcement, the Board of Directors comprises Mr Kuok Khoon Ean, Mr Lui Man Shing and Mr Madhu Rama Chandra Rao as Executive Directors; Mr Ho Kian Guan, Mr Kuok Khoon Loong, Edward, Mr Roberto V. Ongpin and Mr Ho Kian Hock (alternate to Mr Ho Kian Guan) as Non-Executive Directors; and Mr Alexander Reid Hamilton, Mr Timothy David Dattels, Mr Wong Kai Man, BBS, JP and Mr Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*